FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Perle Systems Limited

(Registrant's name)

60 Renfrew Drive, Suite 100

Markham, Ontario, Canada

L3R OE1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Documents Included as Part of this Report

No. Document

1. Press release dated July 31, 2003 reporting Perle among First Serial Card Vendors to Upgrade Entire Line to 3.3v/5v Standard.

[COMPANY LOGO]

Perle Systems Among First Serial Card Vendors to Upgrade Entire Line to 3.3v/5v Standard

Perle releases new UltraPort card allowing users to take advantage of increased server processing power

NASHVILLE, TN - July 31, 2003 - As an established leader in the serial market, Perle Systems, a developer and manufacturer of networking products for IP and e-business access, today released the new UltraPort universal 3.3v/5v PCI Multiport serial card range. Perle is among the first vendors to incorporate the 3.3v standard into its complete line of fixed and scalable multiport serial cards to accommodate the latest generation of servers with the new 3.3v signaling bus. Perle previously announced the release of the advanced 3.3v/5v PCI card for the popular SX and RIO scalable multiport serial cards.

"By adding the new universal 3.3v/5v standard to our serial cards, our large base of existing customers and new customers will have a cost-effective upgrade path to take advantage of the new PC and server processing power, "said Joe Perle, CEO of Perle Systems.

Perle UltraPort is the ideal solution for applications where a fixed count of local serial ports is required. With 4, 8 or 16 RS-232 serial ports, the Perle UltraPort exceeds major competitors for performance, throughput and reliable connectivity. Perle UltraPort communicates at bi-directional speeds up to 921.6 Kbps per port, and offers the highest standard of surge protection available, ensuring the reliability and security of data. The New Perle UltraPort card will work with all existing Unix, Linux and Windows operating system drivers currently supported on Perle's Fast, Speed and I/O8+ PCI cards. To eliminate the need for expensive re-cabling costs, a wide variety of DB9, DB25 and RJ45 cables and connector boxes are available to support the most popular pin-outs from Specialix International and Chase Research (both acquired by Perle) and Digi International.

The Perle UltraPort PCI serial card comes standard with a lifetime warranty and free 60-day technical support.

About Perle Systems

Perle Systems is a leading developer, manufacturer and vendor of high-reliability and richly featured networking products. These products are used to connect remote users reliably and securely to central servers for a wide variety of business applications. Perle specializes in Internet Protocol (IP) connectivity applications, including a focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial/terminal servers, console servers, emulation adapters, multi-port serial cards, multi-modem cards, print servers and network controllers. Perle distinguishes through extensive networking technology, depth of experience in major real-world network environments and long-term distribution and VAR channel relationships in major world markets. Perle has offices and representative offices in 13 countries in North America, Europe and Asia and sells its products through distribution channels worldwide.

# # #

Media Contacts:

Janice Radosevic
Perle Systems
1-905-946-5085
jradosevic@perle.com